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Exhibit

Exhibit Description

99.1 Announcement on 2026/05/26: To announce related materials on acquisition of facilities

99.2 Announcement on 2026/05/26: To announce related materials on acquisition of facilities

99.3 Announcement on 2026/05/27: Important Resolutions from UMC’s 2026 Annual General Meeting

Exhibit 99.1

To announce related materials on acquisition of facilities

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Facilities

2. Date of occurrence of the event: 2026/05/25~2026/05/26

3. Date of the board of directors’ resolution: NA

4. Other approval date:

Approval level: NA; 2026/05/26

5. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$3,476,344,098;

total transaction price: NT$3,476,344,098

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

L&K Engineering CO., LTD. (Singapore Branch); non-related party transaction

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

10. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment: Base on purchase order payment term.

Restrictive covenants in the contract: No

Other important terms and conditions: No

11. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

12. Name of the professional appraisal firm or company and its appraisal price: NA

13. Name of the professional appraiser: NA

14. Practice certificate number of the professional appraiser: NA

15. The appraisal report has a limited price, specific price, or special price: NA

16. An appraisal report has not yet been obtained: NA

17. Reason for an appraisal report not being obtained: NA

18. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

19. Name of the CPA firm: NA

20. Name of the CPA: NA

21. Practice certificate number of the CPA: NA

22. Broker and broker’s fee: None

23. Concrete purpose or use of the acquisition or disposal: For production

24. Any dissenting opinions of directors to the present transaction: NA

25. Whether the counterparty of the current transaction is a related party: No

26. Date of ratification by supervisors or approval by the audit committee: NA

27. The transaction is to acquire a real property or right-of-use asset from a related party: No

28. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

29. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

30. Date on which material information regarding the same event has been previously released: NA

31. Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of facilities

1. Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Facilities

2. Date of occurrence of the event: 2026/05/25~2026/05/26

3. Date of the board of directors’ resolution: NA

4. Other approval date:

Approval level: NA; 2026/05/26

5. Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: one batch;

average unit price: NT$1,204,169,928;

total transaction price: NT$1,204,169,928

6. Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

LIMK ENGINEERING PTE. LTD.; non-related party transaction

7. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: NA

8. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

9. Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): NA

10. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment: Base on purchase order payment term.

Restrictive covenants in the contract: No

Other important terms and conditions: No

11. The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

transaction: price negotiation;

the reference basis for the decision on price: market price;

the decision-making department: the Selection Meeting.

12. Name of the professional appraisal firm or company and its appraisal price: NA

13. Name of the professional appraiser: NA

14. Practice certificate number of the professional appraiser: NA

15. The appraisal report has a limited price, specific price, or special price: NA

16. An appraisal report has not yet been obtained: NA

17. Reason for an appraisal report not being obtained: NA

18. Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA

19. Name of the CPA firm: NA

20. Name of the CPA: NA

21. Practice certificate number of the CPA: NA

22. Broker and broker’s fee: None

23. Concrete purpose or use of the acquisition or disposal: For production

24. Any dissenting opinions of directors to the present transaction: NA

25. Whether the counterparty of the current transaction is a related party: No

26. Date of ratification by supervisors or approval by the audit committee: NA

27. The transaction is to acquire a real property or right-of-use asset from a related party: No

28. The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: NA

29. Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: NA

30. Date on which material information regarding the same event has been previously released: NA

31. Any other matters that need to be specified: None

Exhibit 99.3

Important Resolutions from UMC’s 2026 Annual General Meeting

1. Date of the shareholders meeting: 2026/05/27

2. Important resolutions (1) Profit distribution/ deficit compensation:

Approved the Company’s 2025 earnings distribution

11,157,922,791 shares were represented at the time of voting (including 8,791,447,182 shares voted via electronic transmission)

Votes for: 10,468,536,865 votes; 93.82% of the total represented at the time of voting.

Votes against: 425,031 votes; 0.00% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 688,960,895 votes; 6.18% of the total represented at the time of voting.

3. Important resolutions (2) Amendments to the corporate charter: None

4. Important resolutions (3) Business report and financial statements:

Approved the Company's 2025 business report and financial statements

11,157,922,791 shares were represented at the time of voting (including 8,791,447,182 shares voted via electronic transmission)

Votes for: 10,456,400,852 votes; 93.71% of the total represented at the time of voting.

Votes against: 367,316 votes; 0.00% of the total represented at the time of voting.

Votes invalid: 2,829 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 701,151,794 votes; 6.29% of the total represented at the time of voting.

5. Important resolutions (4) Elections for board of directors and supervisors: None

6. Important resolutions (5) Any other proposals:

1) Approved to amend the Company’s “Acquisition or Disposal of Assets Procedure”.

11,157,922,791 shares were represented at the time of voting (including 8,791,447,182 shares voted via electronic transmission)

Votes for: 10,468,343,246 votes; 93.82% of the total represented at the time of voting.

Votes against: 471,225 votes; 0.00% of the total represented at the time of voting.

Votes invalid: 1,001 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 689,107,319 votes; 6.18% of the total represented at the time of voting.

2) Approved the issuance of Restricted Stock Awards.

11,157,922,791 shares were represented at the time of voting (including 8,791,447,182 shares voted via electronic transmission)

Votes for: 10,389,023,912 votes; 93.11% of the total represented at the time of voting.

Votes against: 69,594,801 votes; 0.62% of the total represented at the time of voting.

Votes invalid: 1,001 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 699,303,077 votes; 6.27% of the total represented at the time of voting.

7. Any other matters that need to be specified: None